Filed by Steadfast Apartment REIT, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Steadfast Apartment REIT, Inc.
Commission File No.: 333-258871

On September 23, Steadfast Apartment REIT, Inc., or STAR, mailed the following letter to stockholders of STAR entitled to vote at the STAR special meeting of stockholders in connection with the proposed merger of STAR and Independence Realty Trust, Inc.

September 23, 2021
Dear Stockholder:
Re: Important Message Regarding the Proposed Merger with Independence Realty Trust, Inc.
As you are likely aware, on July 26th we announced that Steadfast Apartment REIT, Inc. (“STAR”) has entered into a definitive merger agreement with Independence Realty Trust, Inc. (“IRT”), pursuant to which STAR will merge with and into IRT, with IRT surviving as the continuing public company. Consequently, this merger will require the approval of a majority of the STAR stockholders. We are writing to inform you that we will be sending out a large proxy package and ballot containing all information pertinent to this proposal for the merger which should arrive on or around the week of October 4th.
Important things to note:
•The Board of Directors believes this is a very favorable transaction to STAR stockholders and recommends a vote in favor of the merger and subsequent proposals.
•STAR stockholders will receive 0.905 shares of IRT common stock in exchange for each STAR share. IRT common stock received by STAR stockholders will be listed on the New York Stock Exchange, thereby providing an opportunity for STAR stockholders to sell their IRT common stock on the open market should they so choose.
•The combined company is expected to have a pro forma equity market capitalization of approximately $4 billion and a pro forma total enterprise value of approximately $7 billion.
•The merger is expected to: enhance portfolio reach and diversification across high-growth sunbelt markets; lead to significant organic growth and value creation opportunities; unlock corporate synergies and operational savings; and increase financial strength and flexibility.
•This proxy is different from the annual stockholder meeting, which commenced in June of this year.
Please note, your vote is extremely important. We kindly request that you cast your vote as soon as possible. Once your account has voted, you will be removed from any further communication.
Thank you again for your continued support, we value you as a stockholder.
Sincerely,

/s/ Steadfast Apartment REIT, Inc.
Steadfast Apartment REIT, Inc.

Forward-Looking Statements
This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “seek,” “outlook,” “assumption,” “projected,” “strategy”, “guidance” or other, similar words. Because such forward-looking statements involve significant risks, uncertainties and contingencies, many of which are not within IRT’s control, actual results may differ materially from the expectations, intentions, beliefs, plans or predictions of the future expressed or implied by such statements. These forward-looking statements are based upon the current judgments and expectations of IRT’s management. These risks include, but are not limited to the risk that we may not complete any potential acquisitions, other investment opportunities or other transactions in a timely fashion or at all and those risks and uncertainties associated with IRT’s business that are discussed in IRT’s filings with the Securities and Exchange Commission, including those under the heading “Risk Factors” in IRT’s Annual Report on Form 10-K for its fiscal year ended December 31, 2020 and IRT’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021. Dividends are subject to the discretion of IRT’s Board of Directors, and will depend on IRT’s financial condition, results of operations, capital requirements, compliance with applicable laws and agreements and any other factors deemed relevant by IRT’s Board. IRT undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required by law.
Additional Information and Where to Find It
In connection with its announced merger transaction with STAR, on August 17, 2021 IRT filed with the SEC a registration statement on Form S-4 (which has not yet been declared effective) to register the shares of IRT Common Stock to be issued in connection with the proposed merger transaction. The registration statement includes a preliminary joint proxy statement of IRT and STAR that also constitutes a prospectus of IRT, which preliminary joint proxy statement/prospectus, after being filed in definitive form by IRT, will be mailed or otherwise disseminated to IRT stockholders and STAR stockholders when it becomes available. INVESTORS AND SECURITY HOLDERS OF IRT AND STAR ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC by IRT and/or STAR through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IRT will be available free of charge on IRT’s internet website at http://www.irtliving.com or by contacting IRT’s Investor Relations Department by email at IRT@edelman.com or by phone at +1-917-365-7979. Copies of the documents filed with the SEC by STAR will be available free of charge on STAR’s internet website at http://www.steadfastliving.com or by contacting STAR’s Investor Relations Department by phone at +1-888-223-9951.
Participants in Solicitation
IRT, STAR, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the announced merger transaction. Information about the directors and executive officers of IRT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 18, 2021, and its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 29, 2021. Information about the directors and executive officers of STAR is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 12, 2021, and in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on June 14, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement of IRT and STAR that also constitutes a prospectus of IRT and other relevant materials to be filed with the SEC when they become available.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.